Coca-Cola

File Number: 82.2994

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

29 January 2008

08000654

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

dw 2/12

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL SUCCESSFULLY COMPLETES $170 MILLION OFF-MARKET SHARE BUY-BACK

Sydney, 29 January 2008: Coca-Cola Amatil Ltd ("CCA") today announces the successful completion of its $170 million off-market share buy-back (the Buy-Back). A total of 21.7 million shares were bought back at a price of $7.84, which represents a 14 percent discount to the Market Price[1]. Due to the positive tender response, a scale back of 60.38% was applied.

The outcomes of the Buy-Back are as follows:

Market Price	$9.1131
Buy-Back discount	14%
Buy-Back price	$7.84
Capital component of Buy-Back price	$2.67
Dividend component	$5.17
Deemed Tax Value[2]	$9.08
Number of shares bought back	21.7 million
Value of shares bought back	$170.0 million
Percentage of issued capital	2.9%

The Managing Director of CCA, Mr. Terry Davis, said "The successful completion of the Buy-Back delivers on our commitment to use part of the proceeds from the sale of the South Korean business to return capital to shareholders. Following the sale of South Korea and the completion of the Buy-Back, CCA's financial ratios have been further strengthened and the Company remains in a very strong position to continue the development of its multi-beverage strategy in 2008." EBIT[3] interest cover has increased from 4.0 times at 30 June 2007 to approximately 4.7 times today, while net debt to capital employed has reduced from 60% at 30 June 2007 to approximately 53% today.

Shares tendered with minimum price conditions less than or equal to the Buy-Back price, either as final price tenders or at discounts of 14 percent were accepted subject to a scale back of 60.38%. In accordance with the process described in the Buy-Back booklet a Priority Parcel of 500 shares was bought back before the scale back was applied, and no

[1] *The Market Price is the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including Friday, 25 January 2008, but excluding certain transactions (e.g. special crossings) not considered by CCA to be fairly reflective of the natural supply and demand for CCA shares.*

[2] *In accordance with Tax Determination TD2004/22, CCA has made a preliminary determination that the Deemed Tax Value for the purposes of the Buy-Back will be $9.08 per share. As detailed in the Buy-Back booklet, this amount is expected to be confirmed by the ATO in its class ruling for the Buy-Back which will be posted on the CCA website once available.*

[3] *Pre-significant items.*

scale back was applied if by doing so it would leave shareholders with a Small Residual Holding of 200 shares or less.

Tenders at discounts from 8 percent to 13 percent inclusive and tenders conditional on minimum prices above the Buy-Back price were not accepted.

For shareholders who have successfully tendered their shares, the dividend component of the Buy-Back price will be $5.17. This amount will be treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the sale consideration on the shares of Australian residents and complying superannuation funds that have been bought back will be deemed to be $3.91, which is the greater of the Deemed Tax Value less the dividend component and $2.67 per share. It is expected that both the dividend component and the sale consideration figures will be confirmed by the ATO in its class ruling, expected to be issued by the ATO prior to the end of February 2008.

Payment for shares bought back will be credited to nominated accounts and cheques posted to shareholders by no later than 1 February 2008. Shares that have been tendered but not bought back are now available to those shareholders to deal with at their discretion.

CCA will release its annual results for the year ended 31 December 2007 on 13 February 2008.

Shareholders who have any enquiries in relation to their tenders may contact the Buy-Back information line on 1800 187 991 (within Australia) or +61 2 8280 7476 (from outside Australia).

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
sally.loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

File Number: 82.2994

COCA-COLA AMATIL

25 January 2008

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL BUY-BACK MARKET PRICE

Sydney, 25 January 2008: Following the ASX release on 5 December 2007 in which Coca-Cola Amatil Ltd ("CCA") announced its intention to buy back up to $170 million worth of its issued shares via an off-market share buy-back (the Buy-Back), CCA today advises that the Market Price[1] for the Buy-Back is $9.1131.

Under the terms of the Buy-Back, shareholders were invited to tender some or all of their shares, at discounts of between 8 percent and 14 percent inclusive to the Market Price or as a final price tender, by 7.00pm (Sydney time) today.

Based on the Market Price that has been determined, the equivalent Buy-Back prices for the range of tender discounts set out in the Buy-Back booklet are as follows:

Tender discount	Equivalent Buy-Back price
14%	$7.84
13%	$7.93
12%	$8.02
11%	$8.11
10%	$8.20
9%	$8.29
8%	$8.38

The results of the Buy-Back, including the Buy-Back discount and scale back (if any), are expected to be announced on Tuesday, 29 January 2008.

For further information on the Buy-Back, shareholders can consult the Buy-Back booklet, which is available at www.ccamatil.com, or contact the information line on 1800 187 991 (within Australia) or +61 2 8280 7476 (from outside Australia).

Further information can also be obtained by contacting:

Media
Sally Loane
Ph: +61 2 9259 6797
sally.loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

END

1 *The Market Price is the volume weighted average price of CCA's ordinary shares on the ASX over the five trading days up to and including Friday, 25 January 2008, but excluding certain transactions (eg special crossings) not considered by CCA to be fairly reflective of the natural supply and demand for CCA shares.*